Lightspeed Announces Second Quarter 2021 Financial Results, Provides Outlook for Third Quarter
Second Quarter Revenue Grew 62% YoY to $45.5M
Customer Locations continued to grow reaching over 80,000 locations globally
GTV grew 56% YoY to $8.5B
Another record quarter for Payments with YoY revenue growth in excess of 300%
Announces landmark acquisition of ShopKeep to significantly expand U.S. presence

Lightspeed reports in U.S. dollars and in accordance with IFRS.
MONTREAL, November 5, 2020 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the “Company”) (TSX and NYSE: LSPD), a leading provider of omnichannel commerce platforms, today announced financial results for the three-and six-month period ended September 30, 2020.
Second Quarter Financial Highlights
(All comparisons are relative to the three-month period ended September 30, 2019 unless otherwise stated):
•Total revenue of $45.5 million, an increase of 62%
•Recurring software and payments revenue of $41.1 million, an increase of 62%
•Gross margin of 60%, with gross profit up by 42% versus the prior year quarter
•Net loss of ($19.5) million as compared to a net loss of ($10.1) million largely reflecting increases in non-cash expenses
•Adjusted EBITDA[1] improved by $2.3 million to ($2.8) million
•At September 30, 2020, Lightspeed had $513.1 million in unrestricted cash and cash equivalents

Lightspeed delivered results for the quarter ahead of previously established guidance, characterized by a growing customer base, increased adoption of software modules, strong GTV[2] growth and increased payments penetration as small and medium-sized businesses continue to abandon inadequate legacy point-of-sale systems for Lightspeed's modern cloud-based omnichannel solutions.

COVID-19 continues to present challenges to small and medium-sized businesses but Lightspeed’s omnichannel platform remains an effective tool to help independent businesses continue to operate through the global pandemic. Lightspeed's customers were able to accelerate GTV growth to 56% year over year, driven in part by higher eCommerce volumes, the acquisition of Kounta and Gastrofix, and strong seasonal performance in verticals such as bike and golf. Increased demand for our omnichannel commerce platform grew customer locations[2] to over 80,000 by the end of September, helping to generate another record quarter of volumes processed by Lightspeed Payments.

[1] Non-IFRS measure. See “Non-IFRS Measures” and the reconciliation to the most directly comparable IFRS measure included in this press release
[2] Key Performance Indicator. See “Key Performance Indicators”

"We are honored to be growing alongside our merchants as they continue to adapt and serve their customers in safe and creative ways with the help of our technology," said Dax Dasilva, Founder and CEO of Lightspeed. "Our focus on quickly delivering products to help our merchants respond to evolving consumer behavior has been an innovation multiplier."

“Today, we reported one of the most exceptional quarters in the history of Lightspeed, demonstrating not only that the business model is working, but also our potential for the long-term,” said Chief Financial Officer, Brandon Nussey. “The digital transformation brought on by the pandemic led to strong demand for new customer additions, growing our customer location count to over 80,000.”

Operational Highlights
•Software and payments revenue of $41.1 million grew 62% year over year assisted by the additions of Gastrofix and Kounta which were not in the prior year quarter. Excluding these acquisitions software and payments grew 42% year over year

•Lightspeed’s customer base grew to over 80,000 locations. Gross new customer location additions continues to be an encouraging metric and suggests a strong long-term outlook. Gross new customer location additions were 68% higher than a year ago, and 26% higher than the first quarter of fiscal 2021

•Total churn was down sequentially from first quarter levels, helping to underscore the resilience of our customers in dealing with the effects of the pandemic

•ARPU trends in the quarter were encouraging assisted predominately by Lightspeed Payments but also due to increased software module adoption

•GTV increased 56% over the same quarter last year to $8.5 billion in the quarter, and by 25% when excluding the impact of the Kounta and Gastrofix acquisitions. Retail GTV grew 34%, with the proportion going through eCommerce increasing by 80% versus the prior year. Hospitality GTV grew by 97% due mainly to the impact of the acquisitions, and also the result of a strong rebound from the lows in April

•eCommerce continues to be an important channel for retail customers, but there was a strong resurgence of physical transaction volumes in the quarter as lockdowns eased globally over the summer months

•Lightspeed Payments volumes grew significantly on the back of strong demand from both new and existing customers, an industry-wide move towards electronic payments and away from cash, and outstanding performance from some of our end markets such as Golf and Bike. Payments revenue grew over 300% year over year

•Product innovation at Lightspeed continues with the delivery of three key initiatives designed to equip retail and hospitality merchants with the technology necessary to navigate the ongoing challenges of COVID-19. eCom for Restaurant allows merchants to seamlessly transition their businesses online. Combined with Order Ahead, a cost-efficient online order management system designed to facilitate a completely contactless dining experience, restaurant merchants are equipped with a powerful digital hub that enables new revenue streams to fuel long-term growth

•Lightspeed Subscriptions allows local retailers using Lightspeed Payments in North America to collect monthly recurring revenue seamlessly through their POS. Subscriptions should help the health and wellness vertical by enabling monthly membership capabilities.

•In a separate press release, the Company announced it has entered into a definitive agreement to acquire a leading cloud commerce platform provider, ShopKeep Inc. ("ShopKeep"), for an estimated total consideration of $440 million, satisfied by way of payment on closing of $145.2 million in cash and the issuance of 9,500,000 subordinate voting shares in the capital of Lightspeed. ShopKeep has over 20,000 retail and restaurant locations in the United States. More information on the proposed transaction is available in a separate press release filed November 5, 2020 with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, which is available on our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Financial Outlook

Lightspeed’s second quarter results were strong, but we remain cautious in the short-term given an increase in government-mandated shutdowns in several of our key geographies across North America and Europe. Reflecting our view of the risks and uncertainties related to COVID-19, Lightspeed anticipates revenue and adjusted EBITDA to be in the following ranges:

Third Quarter 2021
•Revenues of $44 - $47 million
•Adjusted EBITDA loss of approximately $8 - $10 million

The above guidance does not contemplate the acquisition of ShopKeep, as the timing of closing for the transaction is not presently known.

Owing to ongoing uncertainty regarding the duration and magnitude of the COVID-19 pandemic and the possibility of a resurgence, Lightspeed will not be providing full year guidance at this time.

When calculating the Adjusted EBITDA included in our financial outlook for the third quarter of FY2021, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to the resurgence of the virus; requests for subscription pauses and churn rates owing to business failures remain in line with current trends; our ability to grow our customer locations in line with historical rates; our continued receipt of partner referrals in line with historical referral rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting Lightspeed Payments having an average GTV at or above that of our average customer; future uptake of Lightspeed Payments remaining in line with past rates and expectations; our ability to price Lightspeed Payments in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of Lightspeed Payments beyond U.S. and Canadian retail customers and U.S. restaurant customers; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to manage customer churn; and assumptions as to foreign exchange rates. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: COVID-19, the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; attracting and retaining customers; increasing customer sales; implementing our growth strategy; continued acceleration of the rollout of Lightspeed Payments; our reliance on a small number of suppliers for parts of the technology in Lightspeed Payments; improving and enhancing the functionality, performance, reliability, design, security and scalability of our platform; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; obtaining, maintaining and protecting our intellectual property; international sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; expanding our sales capability; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 7:30 am ET on Thursday, November 5, 2020. To access the telephonic version of the conference call, visit http://www.directeventreg.com/registration/event/4437375. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on November 5, 2020, until 11:59 p.m. Eastern Time on November 12, 2020, by dialing 855.589.2056 for the U.S. or Canada, or 404.537.3406 for international callers and provide conference ID 4437375. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable, and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality, and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments, and ultimately grow their business.
Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where their communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures
The information presented herein includes certain financial measures such as “Adjusted EBITDA”, “non-IFRS Gross Profit”, “non-IFRS general and administrative expenses”, “non-IFRS research and development expenses”, and “non-IFRS sales and marketing expenses”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
Non-IFRS gross profit, non-IFRS general and administrative expenses, non-IFRS research and development expenses, and non-IFRS sales and marketing expenses are non-IFRS financial measures that exclude the effect of stock-based compensation expense and related payroll taxes, and in the case of non-IFRS general and administrative expenses and non-IFRS sales and marketing expenses, transaction-related costs.
“Adjusted EBITDA” is calculated as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, and transaction-related expenses.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total software and payments revenue of the Company in the period divided by the number of Customer Locations of the Company in the period.
Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites.

Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenues and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact of the COVID-19 pandemic declared by the World Health Organization on March 11, 2020 is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, "suggests", “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Committee, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Brandon Nussey
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed POS Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss
(expressed in thousands of US dollars, except share and per share amounts, unaudited)	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	45,493	28,026	81,722	52,091

Direct cost of revenues	17,988	8,649	31,582	16,345

Gross profit	27,505	19,377	50,140	35,746

Operating expenses
General and administrative	8,219	4,882	14,990	8,672
Research and development	12,252	7,561	22,076	14,082
Sales and marketing	19,399	13,356	35,520	27,469
Depreciation of property and equipment	439	423	851	813
Depreciation of right-of-use assets	872	609	1,699	1,023
Foreign exchange loss (gain)	290	(80)	770	(410)
Acquisition-related compensation	2,276	2,055	7,405	2,762
Amortization of intangible assets	4,404	1,800	8,809	2,812

Total operating expenses	48,151	30,606	92,120	57,223

Operating loss	(20,646)	(11,229)	(41,980)	(21,477)

Net interest income (expense)	(132)	690	(433)	1,709

Loss before income taxes	(20,778)	(10,539)	(42,413)	(19,768)

Income tax expense (recovery)
Current	43	19	98	39
Deferred	(1,355)	(483)	(2,929)	(635)

Total income tax recovery	(1,312)	(464)	(2,831)	(596)

Net loss	(19,466)	(10,075)	(39,582)	(19,172)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	6,076	—	12,969	—

Total comprehensive loss	(13,390)	(10,075)	(26,613)	(19,172)

Net loss per share – basic and diluted	(0.20)	(0.12)	(0.42)	(0.23)

Weighted average number of Common Shares (basic and diluted)	94,994,301	84,934,196	93,729,348	84,407,078

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars, unaudited)	As at
	September 30, 2020	March 31, 2020
Assets	$	$

Current assets
Cash and cash equivalents	513,135	210,969
Trade and other receivables	10,180	10,879
Inventories	1,098	932
Other current assets	15,088	10,427

Total current assets	539,501	233,207

Lease right-of-use assets	14,143	15,957
Property and equipment, net	7,658	7,989
Intangible assets, net	58,045	62,819
Goodwill	155,828	146,598
Restricted cash and other long-term assets	6,765	11,749
Deferred tax assets	78	109

Total assets	782,018	478,428

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	38,754	30,810
Lease liabilities	2,422	3,301
Income taxes payable	75	76
Current portion of deferred revenue	33,283	36,622

Total current liabilities	74,534	70,809

Deferred revenue	3,645	5,472
Lease liabilities	13,864	13,546
Long-term debt	29,734	29,687
Other long-term liabilities	3,959	8,198
Deferred tax liabilities	4,170	6,578

Total liabilities	129,906	134,290

Shareholders’ equity
Share capital	1,176,654	852,115
Additional paid-in capital	21,821	11,773
Accumulated other comprehensive income (loss)	6,698	(6,271)
Accumulated deficit	(553,061)	(513,479)

Total shareholders’ equity	652,112	344,138

Total liabilities and shareholders’ equity	782,018	478,428

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars, unaudited)	Six months ended September 30,
	2020	2019
	$	$
Cash flows from (used in) operating activities
Net loss	(39,582)	(19,172)
Items not affecting cash and cash equivalents
Acquisition-related compensation	7,405	2,762
Amortization of intangible assets	8,809	2,812
Depreciation of property and equipment and lease right-of-use assets	2,550	1,836
Deferred income taxes	(2,929)	(635)
Stock-based compensation expense	12,123	2,476
Unrealized foreign exchange gain	(109)	(55)
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	465	2,097
Inventories	(166)	(76)
Other assets	(19)	(1,217)
Accounts payable and accrued liabilities	527	658
Income taxes payable	(1)	(67)
Deferred revenue	(5,166)	1,159
Other long-term liabilities	870	198
Net interest (income) expense	433	(1,709)

Total operating activities	(14,790)	(8,933)

Cash flows from (used in) investing activities
Additions to property and equipment	(646)	(966)
Acquisition of business, net of cash acquired	(1,435)	(27,758)
Interest income	896	2,298

Total investing activities	(1,185)	(26,426)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	5,052	2,311
Proceeds from issuance of share capital	332,334	—
Share issuance costs	(17,657)	(1,577)
Payment of lease liabilities	(1,826)	(1,181)
Financing costs	(1,015)	—

Total financing activities	316,888	(447)

Effect of foreign exchange rate changes on cash and cash equivalents	1,253	(56)

Net increase (decrease) in cash and cash equivalents during the period	302,166	(35,862)

Cash and cash equivalents – Beginning of period	210,969	207,703

Cash and cash equivalents – End of period	513,135	171,841

Interest paid	552	—
Income taxes paid	36	60

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars, unaudited)	Three months ended September 30,		Six months ended September 30,

	2020	2019	2020	2019
	$	$	$	$

Net loss	(19,466)	(10,075)	(39,582)	(19,172)
Stock-based compensation and related payroll taxes(1)	8,025	841	15,241	3,720
Depreciation and amortization	5,715	2,832	11,359	4,648
Foreign exchange loss (gain)(2)	290	(80)	770	(410)
Net interest (income) expense	132	(690)	433	(1,709)
Acquisition-related compensation(3)	2,276	2,055	7,405	2,762
Transaction-related costs(4)	1,527	500	2,186	528
Income tax expense (recovery)	(1,312)	(464)	(2,831)	(596)

Adjusted EBITDA	(2,813)	(5,081)	(5,019)	(10,229)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and six months ended September 30, 2020, the stock-based compensation expense was $6,594 and $12,123 respectively (September 2019 - $1,564 and $2,476) and the related payroll taxes were $1,431 and $3,118 respectively (September 2019 - recovery of $723 and expense of $1,244).
(2)These non-cash losses (gains) relate to foreign exchange translation.
(3)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(4)These expenses relate to professional, legal, consulting, accounting and other fees relating to our Canadian and U.S. initial public offering, our acquisitions, our secondary offering in August 2019 and our bought deal in February 2020 that would otherwise not have been incurred.

Reconciliation from IFRS to Non-IFRS Results
The following table outlines stock-based compensation and the related payroll taxes as well as transaction-related costs associated with the company's acquisitions and capital raises included with these expenses in the results of operations.
(In thousands of US dollars, except percentages, unaudited)	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Gross profit	27,505	19,377	50,140	35,746
% of revenue	60.5%	69.1%	61.4%	68.6%
add: Stock-based compensation and related payroll taxes	497	47	1,038	248

Non-IFRS gross profit	28,002	19,424	51,178	35,994
% of revenue	61.6%	69.3%	62.6%	69.1%

General and administrative expenses	8,219	4,882	14,990	8,672
% of revenue	18.1%	17.4%	18.3%	16.6%
less: Stock-based compensation and related payroll taxes	1,724	414	3,566	1,376
less: Transaction-related costs	1,235	500	1,605	528

Non-IFRS general and administrative expenses	5,260	3,968	9,819	6,768
% of revenue	11.6%	14.2%	12.0%	13.0%

Research and development expenses	12,252	7,561	22,076	14,082
% of revenue	26.9%	27.0%	27.0%	27.0%
less: Stock-based compensation and related payroll taxes	2,774	346	5,025	923

Non-IFRS research and development expenses	9,478	7,215	17,051	13,159
% of revenue	20.8%	25.7%	20.9%	25.3%

Sales and marketing expenses	19,399	13,356	35,520	27,469
% of revenue	42.6%	47.7%	43.5%	52.7%
less: Stock-based compensation and related payroll taxes	3,030	34	5,612	1,173
less: Transaction-related costs	292	—	581	—

Non-IFRS sales and marketing expenses	16,077	13,322	29,327	26,296
% of revenue	35.3%	47.5%	35.9%	50.5%